    Form: 12 │ Issuer Name: MDS Inc.                                              Stock Symbol: MDS

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB: Common shares

b)	Total number of securities:

i)	issued and outstanding: (as of June 20, 2008): 122,028,330

ii)	if applicable, in the total public float : (as of June 20, 2008): 82,735,313

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%):

ii)	% of the public float, as the case may be (maximum 10%): 5%

d)	Maximum number of securities that may be acquired under the NCIB: 4,136,766

e)	Number of securities the issuer intends to acquire under the NCIB: 5% of the public float - 4,136,766

f)	Is the issuer an investment fund: No

i)	If the answer is NO, the average daily trading volume for six months prior to date hereof:521,002 (December 1, 2007 – May 31, 2008)

g)	Does the issuer have a class of restricted securities: No

If the answer is YES:

i)	describe the voting rights of all equity securities: n/a

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:n/a

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with:Any Shares purchased will be cancelled.

2.
Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence.  (i.e.  May 1, 2004 to April 30, 2005):July 3, 2008 to July 2, 2009

3.	Method of Acquisition – State the following:

a)
whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: The purchases will be effected through the facilities of the TSX and the NYSE.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes

c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: No

4.
Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:   The funds to purchase the Common shares will be provided by the Corporation’s working capital.

5.
Reasons for the NCIB – State the purpose or business reasons for the NCIB:  The Corporation believes that the purchase of outstanding Common shares may at certain times during the bid period enhance value for shareholders and is an appropriate use of funds.

6.
Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

Under Canadian generally accepted accounting principles, companies are required to assess the recoverability of goodwill at least annually.  In conducting this assessment for purposes of preparing MDS's audited consolidated financial statements for the year ended October 31 2006, management of MDS relied on a valuation of its MDS Pharma Services business prepared by PricewaterhouseCoopers ("PwC") dated December 13, 2006 (the "PwC Valuation").  As indicated in the PwC Valuation, PwC is of the opinion that, as at December 13, 2006, and subject to the assumptions and qualifications set out in the PwC Valuation, the net book value of net assets (including goodwill) of the MDS Pharma Services business is $741,395,000 and the equity fair value of the MDS Pharma Services business is $847,034,000.

The PwC Valuation was based upon a variety of factors.  Accordingly, PwC believes that its analyses must be considered as a whole.  Selecting portions of its analyses or the factors considered by PwC without considering all factors and analyses together, could create a misleading view of the process underlying the PwC Valuation.  The preparation of a valuation is a complex process and it is not appropriate to extract partial analyses.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

PwC prepared the PwC Valuation for the information and assistance of management of MDS in connection with assessing the recoverability of goodwill of the MDS Pharma Services business for purposes of preparing MDS's audited consolidated financial statements for the year ended October 31, 2006.  The PwC Valuation is not an opinion as to the value of MDS as a whole, but only an opinion as to the value of the MDS Pharma Services business as at December 13, 2006.

The full text of the PwC Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the PwC Valuation, has been filed by the Corporation on the SEDAR website at http://www.sedar.com.  A copy of the PwC Valuation is also available for inspection during normal business hours at the Corporation's head office located at Suite 300, West Tower, 2700 Matheson Boulevard East, Mississauga, Ontario, Canada, L4W 4V9, upon written request to the Corporate Secretary of the Corporation at the same address.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)	method of acquisition: The purchases were effected through the facilities of the TSX and the shares were cancelled.

b)	the number of securities purchased: The Corporation purchased 1,435,300 shares under the previous normal course issuer bid, which expires on July 2, 2008

c)	the weighted average price paid per security: $17.88

8.
Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer:  There are no persons acting jointly or in concert with the Corporation.

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:None

b)
where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:  None

10.
Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:  n/a

11.
Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:  There are, at the date hereof, no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

12.	Participating Organization Information –

a)	Name of brokerage firm: RBC Capital Inc.

b)	Name of registered representative: Mr. Graham MacKenzie

c)	Address of brokerage firm: P.O. Box 50, Royal Bank Plaza
200 Bay Street, 2nd Floor, South Tower
Toronto, ON M5J 2W7

d)	Fax number: (416) 842-6040

e)	Telephone number: (416) 842-6010

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: n/a

14.
Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

/s/ Peter E. Brent

NAME: Peter E. Brent

TITLE: Senior Vice-President, Legal and Corporate Secretary

DATE: June 27, 2008

Form 12 – Notice of Intention to make a Normal Course Issuer Bid © 200 8 , TSX Group Inc.
(as at June 16 , 200 8 )